October 14, 2020

Christopher Bellacicco

Disclosure Review and Accounting Office

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:       Collaborative Investment Series Trust, File Nos. 811-23306 and 333-221072

Dear Mr. Bellacicco:

On August 7, 2020, the Collaborative Investment Series Trust (the “Trust” or the “Registrant”), on behalf of its series, Rareview Dynamic Fixed Income ETF and Rareview Tax Advantaged Income ETF (each a “Fund” and collectively, the “Funds”) filed post-effective amendment no. 58 the Trust’s registration statement. The amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended to add two new series to the Trust. On September 22, 2020, you provided comments by phone to Brian Doyle-Wenger. On October 13, 2020, you provided two additional comments to Mr. Doyle-Wenger. Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the prospectus and statement of additional information.

1.       Comment. If a Fund’s expense limitation agreement is triggered please include a statement that the example fees will only be in place for the period covered by the expense reimbursement or fee waiver as required by Item 3 instruction 4(a) of Form N-1A.

           Response. The Registrant has revised the disclosure (added language is underlined):

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example further assumes that the Fund’s operating expense limitation agreement will only be in place for the term specified above. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

October 14, 2020

2.       Comment. The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to the fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, Director of the Division of Investment Management, please re-order the Fund’s principal risk disclosures so that they appear in order of materiality.

           Response. The Registrant notes that the Rareview Dynamic Fixed Income ETF adopted a policy to invest at least 80% of its assets in fixed income closed-end funds. Accordingly, the Registrant reordered the Fund’s principal risk disclosures such that fixed income risk appears first. The Registrant further notes that it reordered the Rareview Tax Advantaged ETF’s principal risk disclosures such that underlying funds risk disclosure appears first.

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If you have any questions or additional comments, please call the undersigned at (614) 469-3294 or the Andrew Davalla at (614) 469-3353.

Sincerely,

/s/ Brian Doyle-Wenger
Brian Doyle-Wenger